February 22, 2012

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549-4631

Re:	Comp Services, Inc. Registration Statement on Form S-1/A Filed January 27, 2012 File No. 333-178631

Dear Yong Kim:

We represent Comp Services, Inc. (“Comp Services” or, the “Company,” “we,” “us,” or “our”).  By letter dated February 10, 2012 the staff (the “Staff,” “you,” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided the Company with its comments on the Company’s Registration Statement (the “Registration Statement”) on Form S-1/A filed on January 27, 2012. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments.  For your convenience, the questions are listed below, followed by the Company’s response.

General

1.
We cannot locate your responses to comments 20 and 21 in our letter dated January 17, 2012 and it does not appear that you have revised your disclosure to address the concerns raised in these comments.  Accordingly, we reissue these comments.

Response: The Registration Statement on Form S-1/A has been revised to include a signature block for our officer and director in his individual capacity. In addition, exhibit 5.1 has been revised to include a proper reference to counsel.

2.
We note your response to comment 1 in our letter dated January 17, 2012. As previously requested, please provide a specific business plan for the next twelve months and a description of your day-to-day operations, with a view towards explaining why you do not believe that you are a blank check company under Rule 419 of Regulation C.  Alternatively, revise your registration statement to comply with Rule 419 and prominently disclose that you are a blank check company.

Response: The Registration Statement on Form S-1/A has been revised on page 15 to include a specific business plan for the next twelve months and a discussion  regarding why we are not a blank check company under Rule 419 of Regulation C.

3.
We have reviewed your response to comment 2 in our letter dated January 17, 2012 and reissue this comment.  It still appears that the transaction is not a secondary offering eligible to be made on a shelf basis under Rule 415(a)(l)(i). The company is a shell that was formed on June 17, 2011, and the shares being offered represent all of the shares owned by shareholders other than your promoter.  In addition, the shares were recently issued in a private placement completed on November 9, 2011. Furthermore, the company is not S-3 eligible and may not conduct an at the market offering under Rule 415(a)(l)(x).  If you wish to continue with the registration of these shares, please identify the selling shareholders as underwriters and include a fixed price at which the selling shareholders will sell the securities for the duration of the offering.

Response: The Company is not a shell. We have a business plan in place and have entered into agreements which have resulted in $3,000 of revenue to date. We believe we will continue to generate revenue as we further or marketing plan. The offering is a primary offering. The selling shareholders are not underwriters selling on behalf of the issuer. None of the selling shareholders have a material relationship with the issuer, or are in the business of underwriting securities. Therefore, the offering is not a primary offering.

Cover Page of the Registration Statement

4.	Please update the date at the top of the page and include the registration statement file number.

Response: The Registration Statement on Form S-1/A has been revised to update the date at the top of the page and to include the Registration statement file number.

Prospectus Summary, page 1

5.
We note your response to comment 3 in our letter dated January 17, 2012 and the related revisions to your disclosure. Please revise your disclosure in the second full paragraph on page 1 and in the first full paragraph on page 11 to state that you plan to generate revenue as a percentage of each sale made, rather than you will generate revenue, as there is no assurance that you will generate revenue.

Response: The Registration Statement on Form S-1/A has been revised on pages 1 and 11 to include language regarding our current sales.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15

Capital Resources and Liquidity, page 15

6.
We note your response to comment 14 in our letter dated January 17, 2012. However, you continue to refer to your ability to achieve on average 10 sales per day in aggregate at an average commission of $185.  Please revise this statement or present a reasonable basis for these amounts as described in Item 10(b) of Regulation S-K.

Response: The Registration Statement on Form S-1/A has been revised to remove the statement referenced.

7.	We note your response to comment 16 in our letter dated January 17, 2012. Please also disclose whether there is a maximum amount of funds that your CEO has agreed to loan to you.

Response: The Registration Statement on Form S-1/A has been revised on page 15 to disclose that there is no maximum amount of funds that our CEO has agreed to loan to the Company.

Part II - Information Not Required in the Prospectus, page II—1

Item 16. Exhibits and Financial Statement Schedules, page II-3

8.
We note your response to comment 19 in our letter dated January 17, 2012.  As previously requested, please confirm that the issuance of shares to Mr. Mendez was not made pursuant to a subscription agreement or file that agreement as an exhibit. Please also confirm that the entire exhibit 10.8 is filed, as it appears that only the signature page and exhibits are included in the exhibit.

Response: The Registration Statement on Form S-1/A has been revised on page 18 to disclose that the issuance to Mr. Mendez was not made pursuant to a subscription agreement.

Very truly yours,

ANSLOW & JACLIN, LLP